Suying Li
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628

Re: US Natural Gas Corp (the “Company”)
Item 4.01 Form 8-K
Filed April 22, 2010
File No. 333-154799

Dear Ms. Li:

We have reviewed the Commission's comments regarding the Company’s Form 8-K filing and the related 10K for December 31, 2009.  We have provided our responses below which follow your comments contained in your correspondence provided to the Company on May 5, 2010.

1.
We note that the audit report included in your Form 10-K for the year ended December 31, 2009 expresses an opinion on the financial statements as of and for the year ended December 31, 2009 and, with respect to the financial statements as of and for the period from inception (March 22, 2008) through December 31, 2008, refers to the report of another auditor. We further note the report of the other auditor is not included in your Form 10-K.

Amend your filing to include an audit report that expresses an opinion on your financial statements as of and for the period from inception (March 22, 2008) through December 31, 2008. In connection with this, please note that, as previously described to you in our letter dated July 14, 2009, you may not include the audit report of Drakeford and Drakeford in your filings with the Commission.

Until such time as you are able to provide an audit report for your financial statements as of and for the period from inception (March 22, 2008) through December 31, 2008, amend your Form 10-K for the year ended December 31, 2009 to indicate that the financial statements as of and for the period from inception (March 22, 2008) through December 31, 2008 are unaudited.

RESPONSE:

The Company has filed an amendment to its Annual Report for the year ended December 31, 2009 on Form 10-K/A.  The amendment includes an audit report from Michael T. Studer CPA P.C. that expresses an opinion on the Company’s financial statements as of and for the period from inception (March 22, 2008) through December 31, 2008.   It was Michael T. Studer CPA P.C. who audited the accompanying balance sheet of the Company as of December 31, 2008 and the related statements of operations, stockholders’ equity, and cash flows for the period March 28, 2008 (inception) to December 31, 2008.

2.
We note you appointed Louis Gutberlet, CPA of LGG & Associates, PC ("LGG") as your independent auditor on April 12, 2010. We also note that LGG issued an audit report dated Apri115, 2010 on your financial statements for the fiscal year ended December 31, 2009. Please ask your auditor to explain to us, in reasonable detail, how they were able to complete their audit in 3 days.

RESPONSE:

The Company has discussed the Commission’s above comment with its auditor Louis Gutberlet, CPA of LGG & Associates, PC (“LGG”). LGG has indicated that it will provide the Company its response to Comment #2 on or before Friday May 28, 2010. Upon receipt of the response from LGG the Company will file the response with the Commission in a letter provided by the Company.

3.
We note that the 2008 financial statements have been restated. In view of this, please ask your auditor to explain to us what procedures were performed with respect to the quarterly financial statements for the interim periods of the year ended December 31, 2009.

RESPONSE:

The Company has discussed the Commission’s above comment with its auditor Louis Gutberlet, CPA of LGG & Associates, PC (“LGG”). LGG has indicated that it will provide the Company its response to Comment #3 on or before Friday May 28, 2010. Upon receipt of the response from LGG the Company will file the response with the Commission in a letter provided by the Company.

4.
We note you filed Item 4.01 Form 8-K on Apri1 22, 2010 for an event which occurred on April 12, 2010. The filing requirements for Item 4.01 of Form 8-K is within four business days after the occurrence of a triggering event. Please ensure that future filings comply with the filing requirements. Please refer to the guidance at Release 33-8400, which may be found at http://www.sec.gov/rules/final/33-8400.htm.

RESPONSE:

We have reviewed the above stated Release 33-8400 and confirm that the Company will comply with all future filing requirements.

Please contact me at (727) 824-2800 with any other questions comments.

Sincerely,

/s/ Wayne Anderson
Wayne Anderson
President

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